



FOR INVESTORS   FOR FOUNDERS

Contact Us

Have a business you'd like to start?

Interested in investment opportunities?

Got questions?

We'd love to hear from you. Reach out and let's start the conversation.



Contact Information

Want To Be Part Of The Journey? Get In Touch With Us!

Address

2400 Old Brick Rd. Glen Allen, VA 23060

Email Address

hello@nineonesixsystems.com

FIRST NAME

LAST NAME

YOUR EMAIL

PHONE

TYPE MESSAGE HERE...



SEND MESSAGE





Let's Do Something Awesome Together

We would love to hear from you!

Say Hello

hello@nineonesixsystems.com

2400 Old Brick Rd. Glen Allen, VA 23060

Follow Us



